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Rec'd 7/11/02



U
SECURITIES AN
Wash   02023548   N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 5281

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __11/01/00__ AND ENDING __10/31/01__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRIMBERG & Co., LLP.

RECD S.E.C.
JUL 11 2002

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
45 ROCKEFELLER PLAZA SUITE 2570
(No. and Street)

NEW YORK   NY   10111
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANCIS A. MLYNALCZYK, JR.   (212) 333-5400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANFORD BECKER & Co.
(Name — if individual, state last, first, middle name)

1430 BROADWAY 6TH FLR   NEW YORK   NY
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 7-30-02

BRIMBERG & CO.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
ON PART IIA OF FORM X-17A-5

YEAR ENDED OCTOBER 31, 2001

BRIMBERG & CO.
OCTOBER 31, 2001

CONTENTS

FOCUS REPORT

FORM

X-17A-5

10/85

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER	SEC FILE NO

BRIMBERG & CO. [13]

8-5281 [14]

FOR. FIRM ID NO [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

45 ROCKEFELLER PLAZA - SUITE 2570 [20]
(No and Street)

FOR PERIOD BEGINNING (MM/DD/YY)

11 /1 / 00 [24]

AND ENDING (MM/DD/YY)

NEW YORK [21]   NEW YORK [22] 10111 [23]
(City)   (State)   (Zip)

10 /31 / 01 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code) - Telephone No.

JACK BRIMBERG [30]

(212) 333 -5400 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT

OFFICIAL USE

NONE [32] [33]
[34] [35]
[36] [37]
[38] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ?   YES [ ] [40]   NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom
it is executed represent hereby that all information contained therein is true,correct and complete.
It is understood that all required items, statements, and schedules are considered integral parts of
this Form and that the submission of any amendment represents that all unamended items, statements
and schedules remain true, correct and complete as previously submitted.

Dated the ___17 th___ day of __December__ 2001

Manual Signatures of

1) _____
   Principal Executive Officer or Managing Partner

2) _____
   Principal Financial Officer or Partner

3) _____
   Principal Operations Officer or Partner

(stamp) MAIL PROCESSING / RECEIVED / FEB 1 1 2002 / WASH. D.C. / 354 / SECTION

ATTENTION - Intentional misstatements or omissions of facts constitute Federal
Criminal Violations (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

NYSE

OATH OR AFFIRMATION

I, _____JACK BRIMBERG_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____BRIMBERG & CO._____, as of

_____OCTOBER 31___, 2001___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

HEATHER M. SEAL
Notary Public, State of New York
No. 01SE6055767
Qualified in Queens County
Commission Expires March 05, 2003

_____
Notary Public

_____
Signature

CHIEF EXECUTIVE OFFICER
_____
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SANFORD BECKER & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

_____

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACOUNTANTS

Partners
Brimberg & Co.
New York, N.Y.

We have audited the accompanying statement of financial condition of Brimberg & Co. as of October 31, 2001 and the related statements of income, changes in partners' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brimberg & Co. as of October 31, 2001 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules listed on the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exhange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
December 10, 2001

BROKER OR DEALER					
BRIMBERG & CO.		N	3		100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

As of (MM/DD/YY) 10 /31 / 01 — 99
SEC FILE NO. 8-5281 — 98

ASSETS

Consolidated — 198
Unconsolidated — X — 199

	Allowable		Non-Allowable		Total	
1. Cash	(55,881)	200			(55,881)	750
2. Receivables from brokers or dealers:						
A. Clearance account	294,333	295				
B. Other		300		550	294,333	810
3. Receivable from non-customers		355	34,279	600	34,279	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities	332,490	418				
B. Debt Securities		419				
C. Options		420				
D. Other securities	2,383	424				
E. Spot commodities		430			334,873	850
5. Securities and/or other investments not readily marketable:						
A. At cost .... [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements an partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities [150]						
B. Other securities [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities [170]						
B. Other securities [180]						
8. Membership in exchanges:						
A. Owned, at market [190]						
B. Owned, at cost				650		
C. Contributed for use of the company at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535	19,618	735	19,618	930
12. TOTAL ASSETS	573,325	540	53,897	740	627,222	940

OMIT PENNIES

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

10/85

BROKER OR DEALER

BRIMBERG & CO.   as of 10 / 31 / 01

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING
AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

LIABILITIES	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	1045	1255	1470
14. Payable to brokers or dealers			
A. Clearance account	1114	1315	1560
B. Other	1115	1305	1540
15. Payable to non-customers	1155	1355	1610
16. Securities sold not yet purchased at market value		1360	1620
17. Accounts payable, accrued liabilities expenses and other	184,548 1205	1385	184,548 1685
18. Notes and mortgages payable:			
A. Unsecured	1210		1690
B. Secured	1211	1390	1700
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		1400	1710
1. from outsiders 970			
2. Includes equity subordination (15c3-1(d)) of 980			
B. Securities borrowings, at market value: from outsiders 990		1410	1720
C. Pursuant to secured demand note collateral agreements		1420	1730
1. from outsiders 1000			
2. Includes equity subordination (15c3-1(d)) of 1010			
D. Exchange memberships contributed for use of company, at market value		1430	1740
E. Accounts and other borrowings not qualified for net capital purposes	16,269 1220	1440	16,269 1750
20. TOTAL LIABILITIES	200,817 1230	1450	200,817 1760

Ownership Equity

		Total
21. Sole proprietorship		1770
22. Partnership (limited partners 1020)		426,405 1780
23. Corporation:		
A. Preferred stock		1791
B. Common Stock		1792
C. Additional paid-in capital		1793
D. Retained earnings		1794
E. Total		1795
F. Less capital stock in treasury		( ) 1796
24. TOTAL OWNERSHIP EQUITY		426,405 1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		627,222 1810

OMIT PENNIES

THE ACCOMPANING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

10/85

BRIMBERG & CO.

STATEMENTS OF EARNINGS

FOR THE YEAR ENDED OCTOBER 31, 2001

REVENUE

Commissions	$	3,161,082
Other Revenue		37,399
	$	3,198,481

EXPENSES

Employee Compensation		1,833,944
Interest		14,021
Regulatory Fees		17,465
Other Operating Expenses		543,562
	$	2,408,992
NET INCOME (NOTE 1)	$	789,489

BRIMBERG & CO.

STATEMENTS OF PARTNERS' EQUITY

FOR THE YEAR ENDED OCTOBER 31, 2001

BALANCE - November 1, 2000		227,995
Add:	Net Income	789,489
		1,017,484
Deduct:	Drawings (Net)	591,079
BALANCE - October 31, 2001		426,405

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED OCTOBER 31, 2001

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income For the Year	$ 789,489
Adjustment To Reconcile Net Income To Net Cash	
Used For Operating Activities:	
Decrease in Other Assets	295
Increase in Accounts Payable and Accrued Payable	61,724
Increase in Receivables From Brokers or Dealers	(95,832)
Increase in Receivables From Non-Customers	(14,196)
Net Cash Provided by Operating Activities	741,480
CASH FLOWS FROM INVESTING ACTIVITIES:	
Increase in Securities Owned (Net)	(187,938)
	553,542
CASH FLOWS FROM FINANCING ACTIVITIES:	
Partnership Liquidations & Drawings	(591,079)
Net Decrease in Cash and Cash Equivalents	(37,537)
Cash and Cash Equivalents at Beginning of Year	(18,344)
Cash and Cash Equivalents at End of Year	(55,881)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2001

(1)   Summary of Significant Accounting Policies:

Accounting for securities transactions is on a settlement date basis (normally three business days after trade date).

Securities owned are valued at market and the unrealized gains and losses are reflected in principal transactions.

Federal income taxes have not been provided as partners are individually liable for their own tax payments.

(2)   Net Capital Requirements:

The Company is subject to the uniform net capital rule (Rule 15c-3-1) of the Security Exchange Act of 1934 which requires the partnership to maintain a ratio of aggregate indebtedness to net capital as defined, not to exceed 15 to 1. At October 31, 2001 Brimberg & Co.'s net capital was $349,017 whereas the percentage of aggregate indebtedness to net capital was 58% compared to a maximum allowable percentage of 1,500%.

Brimberg & Co. is exempt from Rule 15c3-3 and the conditions of exemption were being complied with as of October 31, 2001 and that no facts came to our attention that the exemption had not been complied with during the period since our last examination.

(3)   Brimberg & Co. is obligated under the terms of a lease covering their office space as of 10/31/01. Monthly payments are due in the amount of $21,238.67 until December 31, 2003 totaling $552,205.42.

BROKER OR DEALER	
BRIMBERG & CO.	as of 10 /31 / 01

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... 426,405 |3480|
2. Deduct Ownership equity not allowable for net capital .... ( )|3490|
3. Total ownership equity qualified for net capital .... 426,405 |3500|
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital ... |3520|
   B. Other (deductions) or allowable credits (List) .... |3525|
5. Total capital and allowable subordinated liabilities .... 426,405 |3530|
6. Deductions and/or charges:
   A. Total non-allowable assets from
     Statement of Financial Condition (Note B and C) .... 53,897 |3540|
   B. Secured demand note deficiency .... |3590|
   C. Commodity futures contracts and spot commodities
     -proprietary capital charges .... |3600|
   D. Other deductions and/or charges .... |3610| (53,897)|3620|
7. Other additions and/or allowable credits (List) .... |3630|
8. Net Capital before haircuts on securities positions .... 372,508 |3640|
9. Haircuts on securities (computed,where applicable,
   pursuant to 15c3-1 (f)):
   A. Contractual securities commitments .... |3660|
   B. Subordinated securities borrowings .... |3670|
   C. Trading and investment securities
     1. Exempted securities .... 23,134 |3735|
     2. Debt securities .... |3733|
     3. Options .... |3730|
     4. Other securities .... 357 |3734|
   D. Undue concentration .... |3650|
   E. Other (List) .... |3736| (23,491.)|3740|
10. Net Capital .... 349,017 |3750|

OMIT PENNIES

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

10/85

BROKER OR DEALER		
BRIMBERG & CO.	as of	10 /31 /01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	13,387	3736
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement		
of subsidiaries computed in accordance with Note (A)	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	100,000	3760
14. Excess net capital (line 10 less 13)..	249,017	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		200,817	3790
17. Add:				
A. Drafts for immediate credit		3800		
B. Market value of securities borrowed for which no				
equivalent value is paid or credited		3810		
C. Other unrecorded amounts (List)		3820		3830
19. Total aggregate indebtedness		200,817	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / by line 10) .... %		58%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1 (d) .... %			3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant			
to Rule 15c3-3 prepared as of the date of net capital computation including both			
brokers or dealers and consolidated subsidiaries' debits	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital			
requirement of subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess net capital (line 10 less 24)		3910
26. Net capital in excess of the greater of:			
A. 5% of combine aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement
of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes
covered by subordination agreements not in satisfactory form and the market values of memberships in
exchanges contributed for use of company (contra to item 1740) and partners' securities which were
included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5 respondent should provide a list of material
non-allowable assets.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

BROKER OR DEALER	
BRIMBERG & CO.	as of __10__/__31__/__01__

Exemptive Provisions Under Rule 15c3-3

5. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)·

A. (k)(1)-$2,500 capital category as per Rule 15c3-1 .... | 4550

B. (k)(2)(A)-"Special Account for the Exclusive Benefit of customers" maintained .... | 4560

C. (k)(2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm __BNY CLEARING SERVICES LLC, WEISS, PECK & GREER LLC__ | 4335 | X | 4570

D. (k)(3)-Exempted by order of the Commission .... | 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type Of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL _____ | 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals
4.   15c3-1(c)(2)(iv) Liabilities

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT ON INTERNAL CONTROL

The Partners
Brimberg & Co.

In planning and performing our audit of the financial statements and supplemental schedules of Brimberg & Co. for the year ended October 31, 2001 we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the finanacial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Brimberg & Co. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and or determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisions.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Seciton 8 of Federal Reserve Regulaton T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility and safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity

with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in an internal control structure or the practies and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection on any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy of such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

New York, New York
December 10, 2001